

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
William Tay
President and Chief Executive Officer
Artemis Acquisition Corp.
2000 Hamilton Street #943
Philadelphia, PA 19130

> **Re:** **Artemis Acquisition Corp.**
> **Amendment No. 1 to Form 10**
> **Filed June 7, 2012**
> **File No. 000-54678**
>
> **Hyperion Acquisition Corp.**
> **File No. 000-54679**
>
> **Kronos Ventures Corp.**
> **File No. 000-54680**
>
> **Neptune Acquisition Corp.**
> **File No. 000-54681**
>
> **Oceanus Acquisition Corp.**
> **File No. 000-54682**
>
> **Pacific Quest Ventures Corp.**
> **File No. 000-54683**

Dear Mr. Tay:

We have reviewed your responses to the comments in our letter dated May 23, 2012 and have the following additional comments.
.
Emerging Growth Company, page 6

1. We note your response to our prior comment 4. For purposes of clarity, please revise this section to disclose only that information related to the JOBS Acts, and your status as an Emerging Growth Company, that is applicable to you and would be useful for investors. For example, it does not appear that any of the information in this section after the bullet points in the second paragraph is responsive to our comment or necessary to understand your particular situation.

Item 2. Financial Information, page 18

Management's Discussion and Analysis or Plan of Operation, page 18

2. We note your response to our prior comment 14, and your disclosure on page 19 that you "offer owners of target businesses the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means." Please balance this disclosure by discussing the fact that, upon effecting an acquisition or merger, there will be costs and time required to provide comprehensive business and financial disclosure about the operating company as part of a filing on Form 8-K.

Prior and Current Blank Check Company Experience, page 22

3. For a number of the prior blank check companies identified in the table, you state that the business combination status is unknown and that Mr. Tay has resigned as the sole office and director. In many of these cases, however, it appears that Mr. Tay also sold his ownership interest in the company for certain consideration. Please revise this table to disclose any such sales of Mr. Tay's ownership interest and the corresponding consideration received.

Report of Independent Registered Public Accounting Firm, page F-1

4. Please discuss with your independent accountants the need to include in their report the factors that raise substantial doubt about the company's ability to continue as a going concern referred to in the second paragraph of section (a) Business Development under Item 1. Business.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief